Exhibit 10.18

Summary of Fluor Corporation Non-Employee Director

Compensation

Cash Compensation

Annual Retainer:	$90,000

Annual Committee Retainer:

Audit Committee Chair:	$15,000
Organization and Compensation
Committee Chair:	$10,000
Governance Committee Chair:	$10,000

Lead Director Retainer:	$30,000

      Retainers are paid quarterly in cash and can be deferred at the director’s election under the Fluor Corporation Deferred Directors’ Fees Program.

Equity Compensation

      Each non-employee director will receive an initial grant of up to 2,500 shares of restricted stock plus related restricted units in an amount determined by the Organization and Compensation Committee.  Restrictions lapse and units become immediately earned and payable with respect to 20% of the award on the date of grant and then subsequently vest at a rate of 20% per year on each anniversary of that date.

      Each non-employee director also receives an annual grant of restricted stock and restricted units with a total market value of $90,000.  The grant is made on the date of the annual meeting of shareholders.  Restrictions on awards granted prior to 2008 lapse at a rate of 20% per year over five years; and restrictions on awards granted in 2008 or later will vest immediately on the first anniversary of the date of grant.

Other Information

      Fluor Corporation reimburses directors for their travel and related expenses in connection with attending Board meetings and Board-related activities.  Directors also receive life insurance ($75,000 in coverage) and travel insurance ($250,000 in coverage).  Directors’ charitable contributions that meet the guidelines of the Company’s employee charitable matching gift program are eligible for matching funds from the Company in an amount up to $5,000 per year.